EXHIBIT 99.1

FINN Intends to Purchase 12,600 Sion from Sono Motors to Be Used in a Sustainable Fleet

  FINN and Sono Motors Signed a Letter of Intent Concerning the Reservation and Purchase of 12,600 Sion
  Deliveries to FINN are Expected to Begin in 2024

MUNICH, Germany, Sept. 07, 2022 (GLOBE NEWSWIRE) -- Sono Motors (subsidiary to “Sono Group N.V.”, NASDAQ: SEV), the Munich-based solar mobility OEM, signed a Letter of Intent with FINN, a Munich-based car subscription platform, aiming to solidify their cooperation. FINN was one of Sono Motors’ first B2B reservation holders. Following its initial, non-binding reservation of 5,500 Sion in 2020, FINN now intends to reserve and purchase a total of 12,600 Sion, to create a sustainable fleet and drive forward the company’s environmental goals. Sono Motors and FINN seek to reach a final agreement regarding their cooperation in 2023.

The aim of the cooperation is to provide cars to FINN to enlarge the sustainability of their fleet. Start of production for the Sion is planned for the second half of 2023 and Sono Motors plans to deliver 100 Sion for FINN’s fleet in 2024. A further 2,500 vehicles are planned to be delivered thereafter per year, until the total of 12,600 is reached. FINN plans to use those Sion for their service in Germany.

FINN is a Munich-based flexible car subscription platform, operating in the U.S. and Germany. With already 30 percent of the whole fleet being electric cars, the company is looking to further diversify its range and to make mobility more climate friendly.

On top, Sono Motors reported more than 20,000 direct consumer reservations (B2C) as of 1 September 2022, with an average down-payment of about €2,000 net. At an expected net sales price point of just €25,126 – the Sion has the potential to become the world’s first Solar Electric Vehicle (SEV) for the masses.

To reduce the waiting period until the Sion will be delivered and to already ensure a more sustainable mobility, FINN is offering all customers who pre-ordered the Sion a unique discount of 500 Euro for a car subscription on their platform. More information can be found here: sonomotors.com/wait-and-drive-with-finn.

ABOUT SONO MOTORS
Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including buses, trucks, trailers, and more — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

The Company’s trailblazing vehicle, the Sion, has the potential to become the world’s first affordable solar electric vehicle (SEV) for the masses. Empowered by a strong global community, Sono Motors has over 20,000 reservations with advance down-payments for the Sion as of 1 September 2022.

ABOUT FINN
FINN is a car subscription platform united by its purpose to make mobility fun and sustainable by providing a flexible, fun, and sustainable way to choose the car that best fits its customers' lifestyles. The established car subscription provider offers complete transparency in pricing, as well as comprehensive insurance, maintenance and 24/7 customer and roadside support. What is more, the company facilitates the transition to drive electric vehicles and compensates the CO2 for every mile driven for all its cars. FINN makes driving a car as easy as purchasing shoes online: with just a few clicks, customers can subscribe to a car that will be delivered straight to their door in just a few days or weeks.

PRESS CONTACT
Christian Scheckenbach | Mobile: +49(0)17618050132
E-Mail: press@sonomotors.com   | Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

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